Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra and Eurasian Resources Group
Sign Cobalt Supply Agreement

Toronto, Ontario – (April 2, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, “Company”) and Eurasian Resources Group S.A.R.L. (“ERG”), a leading diversified natural resources group headquartered in Luxembourg, announced today that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide to North America’s first battery grade cobalt sulfate refinery. The agreement, effective April 1, 2024, supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners.

•	Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto

•	With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity

•	Cobalt will come from ERG’s Metalkol operation in the Democratic Republic of the Congo, one of the largest cobalt hydroxide facilities globally

•	Further collaboration is under consideration for Electra’s plans to build a second cobalt refinery in Bécancour, Quebec

Under the United States Inflation Reduction Act (IRA), electric vehicles containing critical minerals sourced from Foreign Entities of Concern will not qualify for the US$7,500 electric vehicle credit starting in 2025. These and other incentives are intended to support the strategic imperative of establishing a domestic EV battery supply chain in the U.S. and Canada.

“Partnering with a recognized leader in sustainable mining practices is essential for Electra to produce secure, clean, and ethically sourced battery materials,” said Electra’s CEO, Trent Mell. “Electra’s Canadian refinery is uniquely positioned as North America’s first cobalt sulfate refinery, with IRA-compliant feedstock to support growing EV demand. We are very proud to have ERG, one of the best cobalt hydroxide suppliers in the world, as a partner.”

Trent Mell & Benedikt Sobotka in February 2024

“ERG is a responsible global player who supports the green energy transition. Electra was one of the first companies to achieve localisation of the upstream supply chain, supporting the industry’s move towards an entirely integrated battery supply model and putting battery metals at the core of industry's related efforts,” said Benedikt Sobotka, ERG’s CEO and Co-Chair of the Global Battery Alliance. “Supplying ethically produced cobalt hydroxide to Electra meets our values and supports North America’s cobalt demand, as well as the region’s rapidly expanding battery supply chain.”

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ERG’s cobalt hydroxide is an intermediate product from mining operations and is the preferred feedstock for refining a battery grade cobalt sulfate product.

The DRC represents approximately 75% of global cobalt production and approximately 90% of this cobalt is destined for EV batteries. Most of this material is being refined in China, which controls roughly 80% of the cobalt chemicals market. ERG’s cobalt has a low carbon footprint as it is produced from historic tailings and the electrical grid used across their facilities is primarily hydroelectric. ERG is a founding member of the Global Battery Alliance and the Metalkol facility is assured under the Responsible Minerals Assurance Process (RMAP), which was established to provide assurance to manufacturers that critical minerals were sourced from a responsible and ethical supply chain.

Electra previously announced a five-year offtake agreement with LG Energy Solution for up to 80% of production, and demand for the remaining production far exceeds production capacity. Electra and ERG are exploring further collaboration to de-risk the construction of another cobalt refinery in the Bécancour, Quebec district.

Electra’s refinery complex, when completed, aims to be the first in North America to integrate the production of critical minerals, including cobalt sulfate and nickel sulfate, needed for the North American electric vehicle battery supply chain, and the processing of black mass material, designed to recover high value elements found in recycled lithium-ion batteries, including lithium, nickel, cobalt, manganese, graphite, and copper. Throughout 2023, Electra operated a plant scale battery recycling trial at its refinery complex, processing more than 40 tonnes of black mass material and producing high-quality nickel, cobalt and lithium products.

Once fully commissioned, the refinery could produce sufficient cobalt for up to 1.5 million electric vehicles annually.

Electra’s low carbon hydrometallurgical refinery in Canada is permitted and has a current replacement value of approximately US$200 million. The Company requires an additional US$60 million in order to complete construction. The cobalt project has been derisked through the delivery of most long lead equipment and by commissioning the legacy refinery operations for the black mass demonstration plant.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

About Eurasian Resources Group

Eurasian Resources Group (ERG) is a leading diversified natural resources group headquartered in Luxembourg with integrated mining, processing, energy, logistics, and marketing operations. The Group operates in almost 20 countries and is a major employer in the industry with over 80,000 employees and contractors.

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ERG is one of the world’s largest producers of cobalt and ferrochrome. It is also a large global supplier of copper and high-grade iron ore. In Eurasia, it is one of the major suppliers of alumina and is Kazakhstan’s only producer of high-grade aluminium.

In Africa, ERG mines and processes copper and cobalt ore and produces copper metal and cobalt hydroxide. Frontier is the cornerstone of the Group’s copper business, and ERG’s Metalkol, a major tailings reprocessing operation in the Democratic Republic of the Congo, has become one of the world’s largest producers of cobalt as well as a major producer of copper. The Group has its own supply chain on the continent through its logistics company Sabot as well as development projects which are focused on other minerals and products across the African continent, including South Africa and Zimbabwe.

ERG is a founding member of the Global Battery Alliance (GBA), hosted originally on the platform of the World Economic Forum. The GBA is dedicated to ensuring an ethical and sustainable global supply chain for the lithium-ion batteries that can power the Fourth Industrial Revolution and a low carbon economy through electric vehicles, renewable energy technologies and smartphones. Since its establishment in 2017, the GBA has grown to include more than 150 leading businesses and international organisations as members, becoming the world’s largest multi-stakeholder consortium in the energy storage space. In 2023, GBA has launched the world’s first Battery Passport.

ERG champions the WEF Securing Minerals for the Energy Transition (SMET) initiative, which aims to secure a reliable supply of the critical minerals vital for decarbonisation.

The Group has also become one of the first 25 organisations globally to support the @Sustainable Markets Initiative’s ‘Terra Carta’, launched by King Charles III (while he was Prince of Wales), which provides a roadmap for a sustainable future by 2030.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

Info@ElectraBMC.com

1.416.900.3891

Andrey Belov

Group Senior Manager – PR and Communications

Eurasian Resources Group, Luxembourg

press@erg.net

www.eurasianresources.lu

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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